Filed Pursuant to Rule 424(b)(3)
                                                  Registration Number 333-111538

PROSPECTUS


                            NTN COMMUNICATIONS, INC.

                               1,610,914 Shares of
                                  Common Stock

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The selling securityholders who are identified in this Prospectus (which term includes their pledges, donees, transferees or other successors-in-interest) may offer and sell from time to time up to 1,610,914 shares of common stock of NTN Communications, Inc. by using this Prospectus. Of these shares, 1,530,914 are outstanding common stock and 80,000 shares of common stock are issuable upon the exercise of outstanding warrants.

The selling securityholders may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices, at privately negotiated prices or such other prices as the selling securityholders may determine from time to time. We will not receive any proceeds from the sale of these shares by the selling securityholders except for proceeds upon exercise of the warrants. For more information, please refer to "Selling Securityholders" on page 13 of this Prospectus.

Our common stock is traded on the American Stock Exchange (AMEX) under the ticker symbol "NTN." On January 8, 2004 the closing price of our common stock, as reported by the AMEX, was $3.97 per share.

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Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 3 of this Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus. Any representation to the contrary is a criminal offense.


                The date of this Prospectus is January 8, 2004.

                                TABLE OF CONTENTS

                                                                            Page
Summary........................................................................1
The  Offering..................................................................2
Risk  Factors..................................................................3
Recent Company  Developments..................................................12
Forward-Looking  Statements...................................................12
Use of  Proceeds..............................................................12
Selling  Securityholders......................................................13
Plan of  Distribution.........................................................15
Legal  Matters................................................................16
Experts.......................................................................16
Where You Can Find More Information...........................................17

                                     SUMMARY

     You should read the following summary together with the more detailed information about our company and the common stock being sold in this offering, including "Risk Factors" and our consolidated financial statements and related notes, contained elsewhere in this Prospectus or incorporated by reference.

NTN Communications, Inc. develops and distributes interactive communications and entertainment products for the home and for the hospitality industry. We own and operate the largest "out-of-home" interactive consumer marketing television network in North America.

We operate our businesses principally through four operating segments: the NTN iTV Network, NTN Wireless Communications, Inc. ("NTN Wireless") and NTN Software Solutions, Inc. ("Software Solutions"), which combine to form the NTN Hospitality Technologies division, and Buzztime Entertainment, Inc. as follows:

   o The NTN iTV Network entertainment services represent a wide variety of popular interactive games, advertisements and informational programming delivered daily to consumers in approximately 3,400 restaurants, sports bars and taverns throughout the United States and Canada, as well as hotels, cruise ships and active adult communities.

   o NTN Wireless on-site communications products--primarily guest and server paging products--are distributed to another 2,800 locations in the United States.

   o Software Solutions products primarily consist of point of sale products sold or licensed to the quick serve/delivery segment of the hospitality market and reservation and table management products that are sold or licensed to the fine dining and casual dining sectors of the industry.

   o Buzztime operates our live broadcast studio, produces our trivia and live sports "play-along" content for both the NTN iTV Network and new consumer interactive platforms, and is developing the Buzztime(R) interactive television channel.

Unless otherwise indicated, references herein to "NTN," "we," "us" and "our" include NTN Communications, Inc. and its consolidated subsidiaries. Our headquarters are located at 5966 La Place Court, Carlsbad, California, telephone
(760) 438-7400.

Our current strategy is to leverage our unique interactive entertainment as a means of growing our business units. First, we intend to be a leading provider of interactive communications and entertainment offerings to the hospitality industry through the NTN Hospitality Technologies division. Second, we plan to be a leading developer and distributor of interactive entertainment for the in-home market through interactive television and wireless devices via Buzztime. To accomplish our objectives, we are pursuing strategies to:

   o Increase the number of hospitality locations serviced by the NTN iTV Network, NTN Wireless and Software Solutions, Inc. ("Software Solutions"). We intend to accomplish this increase by expanding our product offerings to include more value-added services, adding personnel to our sales force and providing new and updated content on a regular basis.

   o Develop and distribute the Buzztime trivia channel to cable and satellite operators with the intent to become the first content provider to deploy a digital interactive television entertainment channel. We have adapted, or are planning to adapt, our interactive trivia game show content and technology to the leading interactive television platforms, to gain market share by partnering with major industry manufacturers and distributors, and to utilize our broadcast interactive television studio as a development and production facility to develop and deepen relationships with media-related companies. We also plan to continue to support our efforts in early-stage wireless entertainment through partnerships with leading wireless distributors and carriers.

   o Increase revenues through current and new revenue sources. The NTN iTV Network receives service revenue from subscribing out-of-home hospitality locations as well as third-party advertising revenue and production services. We expect to continue generating revenue through these sources and, by growing our customer base, we also expect to see revenue growth in service and advertising revenue. Similarly, as Buzztime gains distribution with cable television operators, we expect to increase revenue through three sources: license fees paid by local cable television operators; fees paid by interactive television home subscribers for premium services or pay-per-play transactions; and advertising revenue.

   o Both business units may also explore market opportunities to acquire complementary businesses to increase revenues and earnings. One example of a recent acquisition is NTN Wireless, which generated approximately $2.4 million in revenues through sales of restaurant pagers during the period from the date of the acquisition in April 2002 through December 31, 2002. Another example is Software Solutions, which we formed in July 2003 when we acquired the assets and certain liabilities of Breakaway International,
     Inc. Finally, on December 15, 2003, we acquired the assets of NTN Interactive Network, Inc., our Canadian licensee since 1985. This acquisition served to open the Canadian territory for the marketing and sale of our products and services and immediately providing us with an installed NTN iTV Network subscriber base of approximately 400 sites.

We have incurred consolidated net losses for most of our operating history and expect to incur consolidated losses through at least the end of 2004. Recent losses have resulted primarily from significant expenditures related to Buzztime for which no significant revenues have yet been generated.

                                  THE OFFERING

The offering price for the common stock may be the market price for our common stock prevailing at the time of sale, a price related to the prevailing market price, at negotiated prices or such other price as the selling securityholders determine from time to time. The shares offered for resale by this Prospectus represent approximately 3% of our shares outstanding, assuming the exercise of all warrants held, and being offered for sale pursuant to this Prospectus by the selling securityholders, but excluding shares issuable under any other options, warrants or other derivative securities.

                                  RISK FACTORS

     The shares of common stock being offered involve a high degree of risk. You should carefully consider the following risk factors and all other information contained, or incorporated by reference, in this Prospectus before you buy shares of our common stock. The trading price of our common stock could decline due to any of these risks, and you could lose all or part of your investment.

Risk Factors That May Affect Future Results

Our business, results of operation and financial condition could be adversely affected by a number of factors, including the following:

We have experienced significant losses and we expect to incur significant net losses in the future.

We have a history of significant losses, including net losses of $2,189,000 in 2002, $3,656,000 in 2001, and $9,589,000 in 2000, a net loss of $1,819,000 for the nine months ended September 30, 2003 and an accumulated deficit of $80,898,000 as of September 30, 2003. We expect to incur significant operating and net losses for the next four quarters due primarily to our continued development of Buzztime. Furthermore, we may never achieve profitability, and even if we do, we may not sustain or increase profitability on a quarterly or annual basis in the future.

Our limited liquidity and capital resources may constrain our ability to operate and grow our business.

At September 30, 2003, our current assets exceeded our current liabilities by approximately $208,000. Our liquidity and capital resources remain limited and this may constrain our ability to operate and grow our business.

We have a revolving line of credit agreement originally with Pacific Mercantile Bank, which provides for borrowings of up to $1,000,000 and which expires in July 2004. As of October 31, 2003, $1,000,000 was outstanding under the line of credit. The line of credit is secured by substantially all of our assets. Any reduction in availability under our line of credit may further constrain our liquidity.

We will require additional financing to implement our plan to significantly expand the digital interactive television network, including our current two-way satellite rollout, and to develop Buzztime into a leading content provider for interactive television platforms. Our requirements for additional financing in 2004 will depend upon the growth of our four business segments. If we desire to grow more rapidly in any of our business segments, then we will require additional financing in 2004. If we are unsuccessful in obtaining financing, some initiatives relating to those higher growth opportunities may have to be curtailed or deferred, including such projects as VSAT deployment and investment in Buzztime. We may not be able to obtain additional financing on terms favorable to us, or at all. If we receive additional equity financing, it could be dilutive to our stockholders. Any debt financing, if available, may involve covenants limiting or restricting our operations or future opportunities.

New products and rapid technological change may render our operations obsolete or noncompetitive.

If we do not compete successfully in the development of new products and keep pace with rapid technological change, we will be unable to achieve profitability or sustain a meaningful market position. The interactive entertainment and game industry, as well as the wireless paging and software applications industries, are becoming highly competitive and subject to rapid technological changes when compared to other industries. We are aware of other companies that are introducing interactive game products on various platforms that allow players to compete across the nation. We are also aware of other companies that are developing and introducing wireless technology and software applications that may be suitable for use in the hospitality industry. The wireless paging industry is highly competitive; we may experience pricing pressure in the wireless markets that could impact our margins with respect to our wireless product line. Some of these companies have substantially greater financial resources and organizational capital than we do, which could allow them to identify emerging trends. In addition, changes in customer tastes may render our network and its content, our technology and our wireless and software products obsolete or noncompetitive.

The emergence of new entertainment products and technologies, changes in consumer preferences and other factors may limit the life cycle of our technologies and any future products and services we develop. Accordingly, our future performance will depend on our ability to:

     o identify emerging technological trends in our market;

     o identify changing consumer needs, desires or tastes;

     o develop and maintain competitive technology, including new product and service offerings;

     o improve the performance, features and reliability of our products and services, particularly in response to technological changes and competitive offerings; and

     o bring technology to the market quickly at cost-effective prices.

We may not be successful in developing and marketing new products and services that respond to technological and competitive developments and changing customer needs. Such products and services may not gain market acceptance. Any significant delay or failure in developing new or enhanced technology, including new product and service offerings, could result in a loss of actual or potential market share and a decrease in revenues.

We must effectively compete within the highly competitive software industry.

The software industry is intensely competitive. Several large vendors develop and market database management programs, business and management applications, collaboration products and business intelligence products that compete with our Software Solutions offerings. Some of these competitors have significantly greater financial and technical resources than we do. We expect to continue to face intense competition in the software market in which we compete. We could lose market share if our competitors introduce new competitive products into one or more of our markets, add new functionality into an existing competitive product, acquire a competitive product, reduce prices, or form strategic alliances with other companies. In addition, because new distribution methods and opportunities offered by the internet and electronic commerce have removed many of the barriers to entry historically faced by small and start-up companies in the software industry, we expect to face additional future competition from these companies.

If we fail to manage our growth effectively, we may lose business and experience reduced profitability.

Continued implementation of our business plan requires an effective planning and management process. Our anticipated future growth will continue to place a significant strain on our management systems and resources. If we are to grow successfully, we must:

     o improve our operational, administrative and financial systems;

     o expand, train and manage our workforce; and

     o attract and retain qualified management and technical personnel.

The interactive gaming and entertainment industry is highly competitive.

The entertainment business is highly competitive. We compete with other companies for total entertainment related revenues in the marketplace. Our network programming competes generally with broadcast television, direct satellite programming, pay-per-view, other content offered on cable television, and other forms of entertainment. Furthermore, certain of our competitors have greater financial and other resources available to them. The entrance of motion picture, cable and television companies in the interactive entertainment and multimedia industries will likely intensify competition in the future. In January 1999, The Walt Disney Company introduced interactive programming broadcast in conjunction with live sporting and other events which competes directly with our programming. We do not know of any direct impact on our operations to date.

We also compete with other content and services available to consumers through online services. The expanded use of online networks and the Internet provide computer users with an increasing number of alternatives to video games and entertainment software. With this increasing competition and rapidly changing factors, we must be able to compete in terms of technology, content and management strategy. If we fail to provide quality services and products, we will lose revenues to other competitors in the entertainment industry. Increased competition may also result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles, reduced revenues and loss of market share.

If intellectual property law and practice do not adequately protect our proprietary rights and intellectual property, our business could be seriously damaged.

We rely on a combination of trademarks, copyrights and trade secret laws to protect our proprietary rights in some of our products. Furthermore, it is our policy that all employees and consultants involved in research and development activities sign nondisclosure agreements. Our competitors may, however, misappropriate our technology or independently develop technologies that are as good as or better than ours. Our competitors may also challenge or circumvent our proprietary rights. If we have to initiate or defend against an infringement claim in the future to protect our proprietary rights, the litigation over such claims could be time-consuming and costly to us, adversely affecting our financial condition.

From time to time, we hire or retain employees or external consultants who may work for other companies developing products similar to those offered by us. These former employers may claim that our products are based on their products and that we have misappropriated their intellectual property. Any such litigation could prevent us from exploiting our proprietary portfolio and cause us to incur substantial costs, which in turn could materially adversely affect our business.

We may be liable for the content we make available on the NTN iTV Network, the Buzztime Channel and the Internet.

We make content available on the NTN iTV Network, the Buzztime Channel and the Internet. The availability of this content could result in claims against us based on a variety of theories, including defamation, obscenity, negligence or copyright or trademark infringement. We could also be exposed to liability for third party content accessed through the links from our web sites to other web sites. We may incur costs to defend ourselves against even baseless claims, and our financial condition could be materially adversely affected if we are found liable for information that we make available. Implementing measures to reduce our exposure may require us to spend substantial resources and may limit the attractiveness of our services to users.

We may face exposure on sales and/or use taxes in various states.

From time to time, state tax authorities will make inquiries as to whether or not a portion of our services might require the collection of sales and use taxes from customers in those states. In the current difficult economic climate, many states are expanding their interpretation of their sales and use tax statutes to derive additional revenue. While in the past our sales and use tax expenses have not been material, it is likely that such expenses will grow in the future.

Our games and game shows are subject to gaming regulations.

We operate games of skill and chance that, in some instances, reward prizes. These games are regulated in many jurisdictions. The selection of prizewinners is sometimes based on chance, although none of our games require any form of monetary payment. The laws and regulations that govern these games, however, are subject to differing interpretations in each jurisdiction and are subject to legislative and regulatory change in any of the jurisdictions in which we offer our games. If such changes were to happen, we may find it necessary to eliminate, modify or cancel certain components of our products that could result in additional development costs and/or the possible loss of revenue.

We are currently involved in litigation matters that could materially impact our profitability.

We are involved in litigation in Canada,  both involving  Interactive
Network, Inc. Both NTN and Interactive Network, Inc. have asserted claims involving patent infringement and validity and certain other proprietary rights. These actions relate only to the broadcast of the NTN iTV Network to subscribers in Canada and do not extend to our network operations in the United States or elsewhere. To date, Interactive Network, Inc. has deposited a total of $140,000 in Canadian dollars with the Canadian court in compliance with the court's order as security for costs to be incurred by us in defense of the action. A trial date has been established for April 2004. We intend to continue to defend the action vigorously.

On March 21, 2003, Long Range Systems, Inc. (LRS) filed in the United States District Court, Northern District of Texas, a patent infringement complaint against NTN Wireless. This complaint alleged trade dress and patent infringement and unfair competition. This complaint relates to our repair and replacement activities of LRS pagers, which is not a significant percentage of our NTN Wireless business. On May 9, 2003, we filed with the court a motion to dismiss the LRS complaint. The court denied our motion to dismiss and provided LRS an opportunity to amend its complaint. LRS served the amended complaint on July 24, 2003 and, in turn, we filed a motion to dismiss the amended complaint. The court recently denied our motion to dismiss and appointed a special master to the case. The parties will commence discovery.

On or about April 23, 2003, we filed a complaint in the Superior Court of the State of California, County of San Diego, against LRS alleging defamation and trade libel, intentional interference with prospective economic advantage, Lanham Act (trademark violations) and California unfair competition. The case was subsequently transferred to the United States District Court, Southern District of California. Our complaint alleges that LRS made false statements in its complaint and press release regarding our products infringing LRS patents, that LRS intentionally made false statements to disrupt our business relationships with our clients, and that LRS registered the domain name www.ntnwireless.com in violation of our trademark rights. LRS has recently agreed to transfer ownership of the www.ntnwireless.com domain name to us. LRS filed a motion for change of venue seeking to have the matter transferred to Texas and a motion to strike under California's Anti-SLAPP statute. Both motions remain pending the court's ruling.

The foregoing claims may not be decided in our favor and we are not insured against claims made. During the pendency of these claims, we will continue to incur the costs of our legal defense.

If our chief executive officer leaves us, our business may be adversely affected.

Our success greatly depends on the efforts of our chief executive officer, Stanley B. Kinsey. Our ability to operate successfully will depend significantly on his services and contributions. Mr. Kinsey's employment agreement with NTN was amended on May 21, 2003 to provide for an extended term ending January 31, 2004 as well as an increase in annual salary and a grant of options to purchase up to 400,000 shares of common stock. Our business and operations may be adversely affected if he were to leave.

We may have difficulty recruiting professionals for our business.

Our business requires experienced programmers, creative designers and application developers. Our success will depend on identifying, hiring, training and retaining such experienced, knowledgeable professionals. We must recruit talented professionals in order for our business to grow. There is significant competition for employees with the skills required to develop the products and perform the services we offer. There can be no assurance that we will be able to attract a sufficient number of qualified employees in the future to sustain and grow our business, or that we will be successful in motivating and retaining the employees we are able to attract. If we cannot attract, motivate and retain qualified professionals, our business, financial condition and results of operations will suffer.

Risk Factors Associated With the NTN iTV Network

We depend on a single supplier of Playmakers(R). We currently purchase our 900-megahertz Playmakers from Climax Technology Co. Ltd., an unaffiliated Taiwanese manufacturer. We are currently soliciting bids for the manufacture of our Playmakers. Unless and until we succeed in establishing additional manufacturing relationships, we will continue to depend on our current sole source supplier of Playmakers. If we lose our supplier, our growth may be slowed until an alternative supplier is identified.

Communication failures with our subscriber locations could result in the cancellation of subscribers and a decrease in our revenues.

We rely on both satellite and telephone systems to communicate with our subscriber locations. We currently transmit the majority of our data to our hospitality customer sites via PanAmSat's Galaxy IIIR satellite and will rely upon Galaxy IIIC for data transmission in connection with our new VSAT two-way communication technology. We have currently converted 20% of our sites to the VSAT technology. Interruption in communications with our subscriber locations under either system could decrease customer loyalty and satisfaction and result in a cancellation of our services. We are continually reviewing alternative telephone service providers and establishing contingency plans; however, such alternative providers and contingency plans have not been finalized.

In the event that we were forced to switch to another satellite, we would incur significant costs associated with re-pointing our satellite receivers. In addition, we could experience higher operating costs to transmit data to our customers via telephone lines and the Internet during the transition period.

Another potential risk is the possibility that our government could pre-empt our satellite for national security reasons, as the United States satellite operators are federally licensed. This would appear to be unlikely as our government has a strong communications infrastructure in place domestically.

Risk Factors Associated With Buzztime

We may sell equity interests in Buzztime to third parties, which could result in the loss of control of Buzztime or devaluation of our equity interest in Buzztime.

In  June  2001,   we  sold  a  6%  interest  in  Buzztime  to  an  affiliate  of
Scientific-Atlanta,  a leading cable television set-top box manufacturer.  While

Scientific-Atlanta's investment position was converted to our common stock in January 2003, we believe there may be divergent investment preferences between the strategies pursued by the NTN iTV Network and Buzztime and may decide in the future to continue to raise additional financing by issuing and selling equity interests in Buzztime to third parties. To enhance the ability of Buzztime to raise such financing, we have previously contributed and may contribute in the future some of our assets to Buzztime in order to allow the development of a distinct identity that we believe is necessary for it to effectively grow as a separate concern. These assets include our extensive trivia game show library and our interactive play-along sports games and related intangible assets.

From an operational standpoint, we could lose control of Buzztime. If we lose control, Buzztime may no longer provide adequate support and resources for content and programming for the NTN iTV Network, affecting the ability of the NTN iTV Network to continue its operations. From a financial viewpoint, we could undervalue the stock of Buzztime when selling it to third parties or undervalue assets transferred to Buzztime and this could devalue your holdings in NTN because we would not receive the fair value for our interest in Buzztime.

If our new Buzztime programming is not accepted by consumers, we are not likely to generate significant revenues or become profitable.

The new Buzztime channel faces risks as to whether consumers will accept interactive television products and the trivia programming produced by Buzztime. If interactive television does not become a successful, scaleable medium or if consumers do not accept trivia and play-along sports games, then we will be unable to draw revenues from advertising, direct-marketing of third-party products, subscription fees and pay-per-play fees. Until a sufficient market develops for the digital set-top boxes enabled to run our interactive television game applications, our profit potential is uncertain and we may also face competition from companies developing and marketing stand-alone game products and services. We will also be unable to attract local cable operators to add Buzztime programming as a channel to their service.

The market for interactive television games and services is new and may not develop as anticipated.

The interactive television market currently is small and emerging. The success of Buzztime will depend on the growth and development of this market in the United States and it will depend upon the commercialization and broad acceptance by consumers and businesses of a wide variety of interactive television products. Demand and market acceptance of recently introduced products and services are subject to a high level of uncertainty and, as a result, our profit potential is unproven. In addition, the potential size of this new market opportunity and the timing of its development and deployment are currently uncertain. Development schedules of interactive television offered by our competitors have been delayed or refocused as the industry evolves. If the market for interactive television does not develop or develops more slowly than anticipated, our revenues will not grow as fast as anticipated, if at all.

The adoption of incompatible standards could render our products obsolete or non-competitive.

If a new digital set-top box standard is defined, we do not know whether Buzztime's products will be compatible with such a standard once it is defined. The establishment of multiple standards could hurt our business and significantly increase our expenses, particularly if our products require significant redevelopment in order to conform to the newly established standards. Any delay or failure on our part to respond quickly, cost-effectively and sufficiently to these developments could render our existing products and services obsolete and cause us not to be competitive, resulting in a decrease in our revenues without a corresponding decrease in our expenses. We may have to incur substantial expenditures to modify or adapt our products or services to respond to these developments. We must be able to incorporate new technologies into the products we design and develop in order to address the increasingly complex and varied needs of our customer base.

Increasing government regulation could cause demand for our products and services to decline significantly.

We are subject not only to regulations applicable to businesses generally, but also laws and regulations that apply directly to the industry of interactive television products. Although there are currently few such laws and regulations, state and federal governments may adopt a number of these laws and regulations governing any of the following issues:

     o user privacy;

     o copyrights;

     o consumer protection;

     o the media distribution of specific material or content; and

     o the characteristics and quality of interactive television products and services.

One or more states or the federal government could enact regulations aimed at companies, like us, which provide interactive television products. The likelihood of such regulation being enacted will increase as interactive television becomes more pervasive and affects the daily lives of more people. Any such legislation or regulation could dampen the growth of the industry of interactive television. If such a reduction in growth occurs, demand for our products and services may decline significantly.

On January 18, 2001, the Federal Communications Commission issued a notice of inquiry concerning interactive television. The notice raised a series of questions that suggest that cable systems might be regarded as essential, open platforms of spectrum for non-discriminatory third-party access, rather than facilities-based providers competing in a wider market. The notice sought comments on the nature of interactive television and whether cable systems will be a "superior platform" for providing interactive television. The outcome of the inquiry will determine whether or not a subsequent rulemaking will be held in order to create regulations for the interactive television industry. Any regulation of this industry could impact on Buzztime and its operations.

Risks Associated with this Offering

Our common stock could be delisted or suspended from trading on the American Stock Exchange.

On May 1, 2003, we received a letter from the American Stock Exchange (AMEX) stating that we are now in compliance with AMEX listing standards. New AMEX rules effective January 2003 permit a company, such as NTN, to remain listed on AMEX if it has a total market capitalization of at least $50 million, has at least 1.1 million shares publicly held, has a market value of publicly held shares of at least $15 million and has a minimum of 400 round lot shareholders.

Should, at some future date, we fall out of compliance with the new rules (from subsequent changes in market capitalization or otherwise), we could remain compliant by maintaining a level of shareholder's equity of $6 million. If we otherwise fail to maintain compliance with the AMEX listing standards, our common stock may not remain listed on AMEX or any other exchange or quotation system in the future. If our common stock is delisted from AMEX, spreads can often be higher for securities traded on the over-the-counter market and the execution time for orders may be longer. Thus, removing our stock from AMEX may result in decreased liquidity by making the trading of our stock less efficient.

Our stock price has been highly volatile and your investment could suffer a decrease in value.

The trading price of our common stock has been and may continue to be subject to wide fluctuations. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products and media properties by us or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may deem comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for technology-related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the price of our stock, regardless of our operating performance.

Our charter contains provisions that may hinder or prevent a change in control of our company, which could result in our inability to approve a change in control and potentially receive a premium over the current market value of your stock.

Certain provisions of our certificate of incorporation could make it more difficult for a third party to acquire control of us, even if such a change in control would benefit our stockholders. For example, our certificate of incorporation requires a supermajority vote of at least 80% of the total voting power, voting together as a single class, to amend certain provisions of such document, including those provisions relating to:

     o the number, election and term of directors;

     o the removal of directors and the filling of vacancies; and

     o the supermajority voting requirements of our restated certificate of incorporation.

These provisions could discourage third parties from taking over control of our company. Such provisions may also impede a transaction in which you could receive a premium over then current market prices and your ability to approve a transaction that you consider in your best interests.

If the shares of our common stock eligible for future sale are sold, the market price of our common stock may be adversely affected.

Future sales of substantial amounts of our common stock in the public market or the anticipation of such sales could have a material adverse effect on then-prevailing market prices. As of November 30, 2003, there were approximately 9,293,669 shares of common stock reserved for issuance upon the exercise of outstanding stock options at exercise prices ranging from $0.45 to $4.9375 per share. As of November 30, 2003, there were also outstanding warrants to purchase an aggregate of approximately 1,796,508 shares of common stock at exercise prices ranging from $0.50 to $3.75 per share. Additionally, we have approximately $14 million of common stock remaining under our existing shelf registration statement for possible future sale.

The foregoing options and warrants could adversely affect our ability to obtain future financing or engage in certain mergers or other transactions, since the holders of these options and warrants can be expected to exercise them at a time when we would be able to obtain additional capital through a new offering of securities on terms more favorable than those provided by such options and warrants. For the life of such options and warrants, the holders are given the opportunity to profit from a rise in the market price of our common stock without assuming the risk of ownership. To the extent the trading price of our common stock at the time of exercise of any such options or warrants exceeds the exercise price, such exercise will have a dilutive effect on our stockholders.

                           RECENT COMPANY DEVELOPMENTS

Acquisition of Assets of Canadian  Licensee

     On December 15, 2003, we, along with NTN Canada, Inc, our Canadian subsidiary, entered into an Asset Purchase Agreement to acquire the assets and assume certain of the liabilities of our Canadian licensee, NTN Interactive Network Inc., a wholly owned subsidiary of Chell Group Corporation. We acquired NTN Interactive Network's assets for approximately US$1.5 million. The consideration was composed of US$250,000 in cash, 238,300 shares of unregistered NTN common stock valued at US$650,000 and the remainder was based upon the application of unpaid licensing receivables owed to us at the closing of the transaction. We also assumed certain liabilities in the transaction. The total purchase price is subject to a post-closing adjustment based on the closing date balance sheet. NTN Interactive Network's unaudited estimated revenues for its fiscal year ended August 31, 2003 were CDN$5.8 million.

Warrant Exercise

     On November 13, 2003, NorthBay Opportunities, L.P. (formerly known as BayStar Capital, L.P.) and NorthBay International Opportunities, Ltd. (formerly known as BayStar International, Ltd.) exercised warrants to purchase shares of our common stock in the amounts of 493,827 and 123,456 shares, respectively. The warrant exercise price for both firms was $1.62 per share. Those firms paid us approximately $1 million on November 13, 2003 in order to exercise those warrants. These warrants were existing instruments that were issued as part of a previous financing by those firms. The warrants were scheduled to expire on November 14, 2003.

                           FORWARD-LOOKING STATEMENTS

     We make statements in this Prospectus and the documents incorporated by reference that are considered forward-looking statements under the securities laws. Such forward-looking statements are based on the beliefs of our management, as well as assumptions made by and information currently available to them. The words "anticipate," "believe," "may," "estimate," "expect," and similar expressions, and variations of such terms or the negative of such terms, are intended to identify such forward-looking statements.

     All forward-looking statements are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements could differ materially from those expressed in, or implied by, any such forward-looking statements. Important factors that could cause or contribute to such difference include those discussed under "Risk Factors" in this Prospectus and in our Annual Report on Form 10-K. You should not place undue reliance on such forward-looking statements, which speak only as of their date stated. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should carefully consider the information set forth under "Risk Factors" in this Prospectus.

                                 USE OF PROCEEDS

     We will not receive any proceeds from the sale of the shares of common stock offered by the selling securityholders pursuant to this prospectus. We will receive up to an aggregate amount of $61,600 in proceeds from the exercise of the warrants and such proceeds will be used for general corporate purposes.

                             SELLING SECURITYHOLDERS

     The shares of common stock offered by this Prospectus have been or will be issued to the selling securityholders (or their assignees) directly by us. The following table sets forth certain information with respect to the beneficial ownership of shares of our common stock by the selling securityholders as of December 22, 2003 and the number of shares which may be offered pursuant to this Prospectus for the account of the selling securityholders or their transferees from time to time. Except as described in the footnotes to the table, to the best of our knowledge, none of the selling securityholders has had any position, office or other material relationship with our company within the past three years (other than as a security holder).

                            Number of                          Maximum Number      Number of        Percent of
                           Shares Owned    Percent of Class    of Shares Which    Shares Owned      Class Owned
                            Prior to       Owned Before the    May Be Sold in      After the        After the
Selling Securityholder     Offering(1)     Offering(1)(2)    This Offering(1)     Offering(1)     Offering(1)(2)
----------------------     -----------     --------------    ----------------     -----------     --------------
Gary W. Peek II             443,674(3)             *               443,674            0                 *
Thomas E. Patty, Jr.        363,006(3)             *               363,006            0                 *
Michael L. Davis            252,087(3)             *               252,087            0                 *
Michael D. Yaw              201,670(3)             *               201,670            0                 *
Gary W. Stevens              32,177(3)             *                32,177            0                 *
Paul Summers                 20,000(4)             *                20,000            0                 *
Edmund Brooks                20,000(5)             *                20,000            0                 *
Daniel F. Purner             42,700(6)             *                20,000          22,700              *
Stuart H. Mann               24,300(7)             *                20,000           4,300              *
Chell Group Corporation,    238,300(8)             *               238,300            0                 *
Inc.

*Less than one percent.

(1) Assumes exercise of all options and warrants beneficially owned by the selling securityholders for the maximum number of shares permitted as of December 22, 2003 and assumes that each selling securityholder will sell all shares of our common stock offered under this Prospectus.

(2) For purposes of calculating the percentage of class, we have excluded 1,797,000 shares of common stock issuable upon the exercise of warrants held by other stockholders and 9,294,000 shares of common stock reserved for issuance upon the exercise of options.

(3) Represents shares of common stock issued to Selling Securityholder in its capacity as a shareholder of Breakaway International, Inc. pursuant to the asset purchase agreement entered into on July 31, 2003 with Breakaway and all of Breakaway's existing shareholders. Messrs. Peek, Patty, Davis and Stevens became employees of Software Solutions upon consummation of the asset purchase transaction and remain so employed.

(4) Represents 20,000 shares of our common stock issuable upon the exercise of warrants. The warrants were issued in November 2001 at an exercise price of $0.69 per share as compensation for service on the NTN Network Advisory Board.

(5) Represents 20,000 shares of our common stock issuable upon the exercise of warrants. The warrants were issued in February 2002 at an exercise price of $0.85 per share as compensation for service on the NTN Network Advisory Board.

(6) Represents 20,000 shares of our common stock issuable upon the exercise of warrants. The warrants were issued in March 2002 at an exercise price of $0.77 per share as compensation for service on the NTN Network Advisory Board.

(7) Represents 20,000 shares of our common stock issuable upon the exercise of warrants. The warrants were issued in March 2002 at an exercise price of $0.77 per share as compensation for service on the NTN Network Advisory Board.

(8) Represents shares of common stock issued pursuant to the Asset Purchase Agreement dated December 15, 2003, by and among NTN Canada, Inc., NTN Communications, Inc., NTN Interactive Network, Inc. and Chell Group Corporation, Inc.

                              PLAN OF DISTRIBUTION

     The shares of common stock offered hereby may be sold by the selling securityholders or by their respective pledgees, donees, transferees or other successors in interest. Such sales may be made at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. The shares may be sold by one or more of the following (as well as other methods of sale):

   o one or more block trades in which a broker or dealer so engaged will attempt to sell all or a portion of the shares held by the selling securityholders as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

   o purchase by a broker or dealer as principal and resale by such broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus;

   o ordinary brokerage transactions and transactions in which the broker solicits purchasers;

   o in an exchange distribution in accordance with the rules of the applicable exchange;

   o in the over-the-counter market;

   o in private transactions other than in the over-the-counter market or on an exchange;

   o in connection with short sales of shares, to the extent permitted by law;

   o by pledge to secure debts and other obligations;

   o in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or

   o in a combination of any of the above transactions.

     The selling securityholders may effect such transactions by selling shares to or through broker dealers, and such broker-dealers may receive compensation in negotiated amounts in the form of discounts, concessions, commissions or fees from the selling securityholders and/or the purchasers of the shares for whom such broker-dealers may act as agent or to whom they sell as principal, or both (which compensation to a particular broker-dealer might be in excess of customary commissions). Such brokers or dealers or other participating brokers or dealers and the selling securityholders may be deemed to be "underwriters" within the meaning of the Securities Act, in connection with such sales.

     When a particular offering of common stock is made, if required, we will distribute a prospectus supplement. That supplement will set forth the names of the selling securityholders, the aggregate amount and type of shares being offered, the number of such securities owned prior to and after the completion of any such offering, and, to the extent required, the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling securityholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

     To the extent provided by law, the selling securityholders may also enter into hedging transactions with broker-dealers or other financial institutions.

In connection with these transactions, broker-dealers or other financial institutions may engage in short sales of securities in the course of hedging the positions they assume with selling securityholders. The selling securityholders may also enter into options or other transactions with broker-dealers or other financial institutions which require the delivery, to that broker-dealer or other financial institution, of the securities offered under this Prospectus. The securities that broker-dealers or other financial institutions receive in those types of transactions may be resold under this Prospectus.

     Selling securityholders also may resell all or a portion of the shares in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

     We have agreed to bear all costs, expenses and fees in connection with the registration of the shares of our common stock offered by this Prospectus. We have also agreed to indemnify the selling securityholders against certain liabilities, including liabilities arising under the Securities Act.

                                  LEGAL MATTERS

     The validity of the shares of common stock intended to be sold pursuant to this Prospectus will be passed upon for NTN by O'Melveny & Myers LLP.

                                     EXPERTS

     The consolidated financial statements of NTN Communications, Inc. and its subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG
LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports, proxy statements and other financial and business information with the SEC. Our SEC filings are available on the SEC's web site at http://www.sec.gov. You also may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information about their public reference rooms, including copy charges. You also can obtain information about us from the American Stock Exchange at 86 Trinity Place, New York, New York 10006-1881.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this Prospectus, and information that we file later with the SEC will automatically update and supersede information in this Prospectus and in our other filings with the SEC. We incorporate by reference the following which we have previously filed with the SEC under the Securities Exchange Act of 1934 (File No. 1-11460), other than any information furnished pursuant to Item 9 or Item 12 of Form 8-K or as otherwise permitted by SEC rules and regulations:

     o our Annual Report on Form 10-K for the year ended December 31, 2002;

     o our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

     o our Current Reports on Form 8-K filed on October 14, 2003, August 14, 2003, August 8, 2003, April 30, 2003, February 3, 2003, January 22,
       2003 and January 15, 2003; and

     o the   description  of  our  common  stock  which  is  contained  in  our
       Registration Statement on Form 8-A.

     We also incorporate by reference any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until the selling securityholders sell all of the shares of common stock covered by this Prospectus.

     You may request a copy of these filings at no cost, by writing or calling us at the following address:

                            NTN Communications, Inc.
                        The Campus - 5966 La Place Court
                           Carlsbad, California 92008
                            Telephone: (760) 438-7400
                             Attention: Kathy Miles

     You should rely only on the information contained in, or incorporated by reference into, this Prospectus. We have not authorized anyone to provide you with additional or different information. You should not assume that the information in this Prospectus or any document incorporated by reference is accurate as of any date other than the date of those documents.

     You may also obtain from the SEC a copy of the Registration Statement and exhibits that we filed with the SEC when we registered the shares of common stock. The Registration Statement may contain additional information that may be important to you.

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You should rely only on the information
incorporated by reference,  provided in
this  Prospectus or any  supplement or
that we have referred you to. We have
not authorized anyone else to provide
you with different information. You             NTN COMMUNICATIONS, INC.
should not assume that the  information
in this Prospectus or any supplement
is accurate as of any date other than
the date on the front of those
documents.  However,  you should                1,610,914 Shares of
realize  that  our  affairs  may  have              Common Stock
changed  since  the date of this
Prospectus.  This  Prospectus  will not
reflect  such  changes.  You should not
consider  this  Prospectus  to be an
offer  or  solicitation  relating  to
the securities in any  jurisdiction in
which such an offer or solicitation
relating to the  securities  is not
authorized,  if  the  person  making
the  offer  or solicitation  is not
qualified to do so, or if it is
unlawful for you to receive such an
offer or solicitation.                          ----------------------
                                                      PROSPECTUS
                                                ----------------------









                                                     January 8, 2004







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